TCW Policies and Procedures

As of January 2014

Code of Ethics Summary

Personal Investment Transactions

The Code of Ethics contains several restrictions and procedures designed to eliminate conflicts of interest relating to personal investment transactions including:

(a)	pre-clearance of non-exempt personal investment transactions using StarCompliance, an online personal securities compliance system;

(b)	prohibitions against (i) entering into uncovered short sales; (ii) writing uncovered options;

(iii) acquiring non-exempt securities in an initial public offering, (iv) transacting in securities of a hedge fund, other private placement or limited offerings without prior approval; (v) purchasing or selling a security subject to a firm-wide restriction or a department restriction by the employee’s department; (vi) acquiring securities of any third party mutual fund advised or subadvised by TCW; (vii) engaging is trading more frequently that the limitations contained in the prospectuses for the TCW Funds (which by definition includes the Metropolitan West family of Funds)

(c)	a prohibition, with respect to certain investment personnel, from profiting in the purchase and sale, or sale and purchase, of the same (or equivalent) securities, within 60 calendar days;

(d)
a ten day "black out period" prior or subsequent to a transaction during which portfolio managers are prohibited from making certain transactions in securities which are being purchased or sold by a client of such manager;

(e)
Timely online reporting of personal securities holdings and transactions, including (i) filing an initial holdings report; (ii) filing quarterly transactions report; (iii) filing an annual holdings report; and submitting an Annual Compliance Certification of compliance with the Code of Ethics.

The Code of Ethics carves out a limited exemption to permit certain de minimus trades [equity trades for 200 shares or fewer and bond market trades of $25,000 or less] but preclearance by the employee is still required. The Code of Ethics also provides that exemptive relief may be given from certain of its requirements, upon application.

A “Non-Discretionary Account” is one in which the Access Person does not make or influence the investment decision in the account. An example would be where an Access Person has retained an investment adviser to manage an account without any input from the Access Person regarding the investment decisions. Non-Discretionary Accounts are exempt from most requirements and restrictions, but still must be disclosed by the employee.

Monitoring of employee personal securities transactions is done by the Administrator of the Code of Ethics. Violations of the Code of Ethics are reported to the quarterly. Records of personal securities trading and holdings reports are maintained by the Compliance Department.

8 6 5 South Figueroa Street, Los Angel e s, California 9 0017 (2 13 ) 24 4 - 0 000 - -

Policy Statement on Insider Trading

The Code of Ethics contains a detailed Policy Statement on Insider Trading. Specifically, the Code of Ethics prohibits officers, directors and employees of the investment adviser trading securities either for themselves or on behalf of others which in possession of material, non-public information about the company. The Code of Ethics also prohibits the communication of material, non-public information about a company to others, including TCW affiliates, who have no official need to know. The Policy Statement contains sections on what is considered material information, what is considered non-public information, examples of situations in which employees may come into possession of inside information, the effects of receiving inside information, monitoring of trading activities, potential penalties for violations of insider trading laws, resources for questions about inside information and Ethical Wall procedures. The Code of Ethics also sets out the operational procedures relating to the maintenance of the Firm’s Restricted Securities List.

Gifts, Entertainment, Payments & Preferential Treatment

The Code of Ethics imposes various limits and approval requirements on gifts and entertainment and preferential treatment. It includes sections on both gifts received and gifts given by employees. Employees may never solicit gifts and generally should not accept gifts of excessive value (generally more than $100). Employees may neither give nor receive cash gifts. The gifts and entertainment policy also includes special rules relating to state or local government funds or pension plans, Registered Persons of TCW Funds Distributors, unions and union officials, foreign officials and political activities and contributions (see Political Activities & Contributions, below).

Outside Activities

The Code of Ethics addresses outside employment (and compensation), including consulting, , service by employees as a director, fiduciary appointments, participation in public affairs and service as a treasurer of clubs, houses of worships, lodges and other similar organizations. Each employee is expected to devote his or her full time and ability to the Firm’s interest during regular business hours and such additional time as may be properly required. The Policy requires written approval for outside employment and prohibits outside employment that interferes, competes or conflicts with the interest of the firm, encroaches on normal working time or otherwise impairs performance, implies Firm sponsorship or support of an outside organization or adversely reflects directly or indirectly on the Firm. Among other things, the Policy also requires all TCW officers to annually complete a Report on Outside Directorships and Officerships.

Political Activities & Contributions

The Code of Ethics provides a detailed policy, general prohibitions and rules relating to political activities and contributions, including special rules for certain states and election related activities, so-called pay-to-play prohibitions. TCW policy restricts and requires pre-approval on employee political contributions, solicitations and activities, and requires quarterly reporting by certain TCW officers.

Whistleblower  Policy

There are also provisions for reporting illegal or suspicious activities, including the contact information for the California Office of the Attorney General’s whistleblower hotline. The Code of Ethics provides for sanctions in the event of violations. The sanctions include, but are not limited to, a reprimand, a reversal of the transaction and disgorgement of any profits, demotion and suspension or termination of employment.

8 6 5 South Figueroa Street, Los Angel e s, California 9 0017 (2 13 ) 24 4 - 0 000 - -